TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS HIGH GRADE DRILL INTERSECTIONS FROM DRILL
PROGRAM AT THE KARITA GOLD PROJECT IN GUINEA, WEST AFRICA

Toronto, Ontario, July 6, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce assay results from its 2022 delineation diamond drilling program on its wholly-owned Karita Gold project in north-eastern Guinea. The project is located along the prolific Senegal-Mali Shear Zone in West Africa, between the Company's Boto Gold Project in Senegal eight (8) kilometres to the north, and its Diakha-Siribaya Gold project in Mali three (3) kilometres to the south.

Highlights include (refer to Table 1 for detailed interval results):

• 34.0 metres ("m") at 5.81 grams per tonne gold ("g/t Au") in drill hole KDD22-006 from 67.0 m including 5.0 m at 33.31 g/t Au from 70.0 m,

- followed by a separate interval of 14.15 m at 6.46 g/t Au from 197.9 m including 3.0 m at 28.73 g/t Au from 203 m;

• 50.0 m at 2.85 g/t Au in drill hole KDD22-003 from 21.0 m

  including 7.0 m at 13.47 g/t Au from 36.0 m;

• 25.0 m at 5.32 g/t Au in drill hole KDD22-033 from 26.0 m

  including 14.0 m at 9.10 g/t Au from 26.0 m,

- followed by a separate interval of 32.0 m at 1.66 g/t Au from 51.0 m including 2.0 m at 13.14 g/t Au from 68.0 m,

- followed by a separate interval of 21.0 m at 1.9 g/t Au from 156.0 m;

• 37.0 m at 3.50 g/t Au in drill hole KDD22-007 from 98.0 m

  including 6.0 m at 7.46 g/t Au from 116.0 m;

• 22.0 m at 5.70 g/t Au in drill hole KDD22-028 from 11.0 m

  including 3.0 m at 31.13 g/t Au from 19.0 m;

• 12.0 m at 9.49 g/t Au in drill hole KDD22-016 from 129.0 m including 6.0 m at 17.95 g/t Au from 129.0 m;

• 21.0 m at 5.33 g/t Au in drill hole KDD22-015 from 25.0 m

  including 6.0 m at 7.42 g/t Au from 25.0 m
  including 7.0 m at 9.11 g/t Au from 39.0 m;

• 21.0 m at 2.71 g/t Au in drill hole KDD22-013 from 73.0 m

  including 7.0 m at 5.15 g/t Au from 80.0 m,

- followed by a separate interval of 20.0 m at 5.33 g/t Au from 104.0 m including 7.0 m at 8.80 g/t Au from 104.0 m
  including 3.0 m at 11.97 g/t Au from 115.0 m;

• 18.0 m at 4.29 g/t Au in drill hole KDD22-030 from 45.0 m

  including 6.0 m at 9.83 g/t Au from 48.0 m
  including 2.0 m at 8.32 g/t Au from 61.0 m;

• 40.0 m at 1.84 g/t Au in drill hole KDD-010 from 159.0 m

  including 7.0 m at 5.15 g/t Au from 159.0 m
  including 4.0 m at 6.63 g/t Au from 188.0 m;

• 20.0 m at 3.32 g/t Au in drill hole KDD-019 from 60.0 m

  including 6.0 m at 9.03 g/t Au from 60.0 m;

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "The results reported today from our ongoing delineation drilling program are highly encouraging and continue to build on our exploration successes in the region. Karita is located on the Senegal-Mali Shear Zone which extends from B2Gold's Fekola mine 15 kilometres to the north though our previous discoveries at the Boto and Diakha-Siribaya projects to the south. During this program we have intersected multiple, wide zones of mineralization within altered metasedimentary units, several of which include considerable thickness in the shallow oxidized zone, extending nearly 2 kilometres along strike. We would like to recognize the efforts of our exploration team in West Africa, who have worked tirelessly against many logistical challenges to safely implement this drilling program as they advance our evaluation of our newest discovery."

The assay results returned represent 42 diamond drill holes ("DDH") totaling 10,230.5 metres from the ongoing 2022 delineation drilling program, which will involve the completion of 22,000 to 24,000 metres of drilling, designed to delineate the mineralized zones on a nominal 100 x 50 metre collar spacing in order to support a future initial mineral resource estimate. To date, approximately 18,225 metres in 70 DDH holes have been completed. Additional assay results will be reported once they are received, validated and compiled.

Figure 1 - Karita Drill Hole Plan View

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Figure 2 - Cross Section View L 2200N

Note:	Drill hole intercepts are calculated with a lower cut-off grade of 0.3 g/t Au and may contain lower grade intervals of up to 5 meters in core length

Next Steps

Approximately 4,000 to 6,000 metres of additional drilling is planned in the second half of the year as part of the 2022 delineation drilling program. The results of the drilling program will be compiled, validated and interpreted to develop a deposit model to support the completion of an initial mineral resource estimate planned for 2023.

The Karita Gold Project

The Karita Gold project is wholly-owned by IAMGOLD and is held under an exploration permit that covers approximately 100 square kilometres in Guinea, on the Birimian aged Kédougou-Kéniéba inlier of the West African Craton region along the borders with Senegal, Guinea and Mali.

In 2017, the Company completed a reconnaissance geology and termite mound geochemical sampling program over the Karita permit to evaluate the interpreted extension of the Boto-Diakha mineralized trend in Guinea. The area is thought to cover an extension of the regionally important and prolific Senegal-Mali Shear Zone along trend between IAMGOLD's Boto Gold deposits in Senegal to the north, and its Diakha deposit on the Siribaya project in Mali to the south. The sampling program identified an extensive gold geochemical anomaly delineated over a nearly 2 kilometre strike length, and similar to that observed to be associated with the deposits occurring at both Boto and Diakha.

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Figure 3 - Senegal-Mali Shear Zone

The initial 2019 drilling program was designed to evaluate the geochemical anomaly for the presence of mineralization and involved the completion of wide spaced lines of reverse circulation ("RC") drilling, which confirmed the presence of multiple zones of mineralization hosted within an albite + hematite altered sandstone metasedimentary unit over a 1.6 kilometre strike length.

After extensive access restrictions arising from the global COVID-19 pandemic, exploration resumed in 2022 with the objective of delineating this new discovery to evaluate its resource potential. Results to date have confirmed the presence of shallow oxide mineralization extending at depth to fresh rock where mineralization is observed to be hosted in altered and locally brecciated metasedimentary lithologies exhibiting albite - silica - hematite alteration associated with disseminated to locally narrow semi-massive sulphide (pyrite) veins and occasional visible gold. Overall, the mineralization shows similarities to IAMGOLD's Boto and Diakha deposits located along the same trend.

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Table 1 - 2022 Diamond Drilling Program - Karita Gold Project, Guinea
	UTM WGS84/Zone29			AZ	Dip	EOH	From	To	Core Length	Gold[2]	Mineralized Zones
HOLE-ID	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
KDD22-001	240772.3	1372899	166.8	90	-54	315	0	3	3	0.66	Oxide zone
							77	84	7	1.87
							94	109	15	0.71	Sulfide zone
Including							94	100	6	1.29
							132	137	5	3.74
							210	214	4	0.51
KDD22-002	240572.3	1372200	178.8	90	-55	350.5	86	139	53	1.88	Sulfide Zone
Including							86	95	9	3.9
Including							100	111	11	3.53
							115	139	24	1.04
KDD22-003	240672.3	1372199	176.4	90	-55	326	21	71	50	2.85	Oxide zone
Including							36	43	7	13.47
							84	87	3	2.72	Sulfide zone
							145	148	3	3.99
							178	181	3	0.55
							189	196	7	0.34
KDD22-004	240875.6	1372900	169.1	90	-54	247	0	6	6	1.06	Oxide zone
							17	19	2	1.11
							96	100	4	2.03	Sulfide zone
							127	131	4	0.56
KDD22-005	240926.4	1372901	170.1	90	-54	190	0	13	13	1.05	Oxide zone
							30	31	1	29.7
							44	66	22	1.81
Including							51	54	3	7.06
KDD22-006	240623.8	1372199	177.7	90	-55	354	39	51	12	0.95	Oxide zone
							62	67	5	1.16
							67	101	34	5.81	Sulfide zone
Including							70	75	5	33.31
							197.9	212	14.1	6.46
Including							203	206	3	28.73
							338	340	2	1.82
KDD22-007	240723.9	1372199	175.8	90	-55	300	51	69	18	0.65	Oxide zone
							98	135	37	3.5	Sulfide zone
Including							116	122	6	7.46
							249	255	6	0.63
KDD22-008	240775	1372199	175	90	-55	250	32	43	11	0.43	Oxide zone
							50	68	18	2.72
Including							62	66	4	6.57
KDD22-009	240826.1	1372900	167.9	90	-53	276	0	6	6	0.6	Oxide zone
							19	31	12	1.5
							61	63	2	0.79
KDD22-010	240517.8	1372200	179.8	90	-55	351	100	105	5	1	Sulfide zone
							159	199	40	1.84
Including							159	166	7	5.15
Including							188	192	4	6.63
							203	205		0.73
KDD22-011	240824.9	1372199	174.3	90	-55	160	19	27	8	2.89	Oxide zone
							56	62	6	0.63	Sulfide zone
							67	73	6	0.6
KDD22-012	240722.5	1372899	166.7	90	-54	300	112	113	1	3.15	Sulfide zone
							145	148	3	1.33
							257	259	2	1.28

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KDD22-013	240628.3	1372302	177.5	90	-54	275	38	46	8	0.38	Oxide zone
							53	58	5	0.32
							73	94	21	2.71	Sulfide zone
Including							80	88	7	5.15
							104	124	20	5.33
Including							104	111	7	8.8
Including							115	118	3	11.97
							131	135	4	1.82
							142	145	3	1.49
							197	207	10	0.6
Including							202	204	2	1.64
							223	235	12	0.75
KDD22-014	240589.1	1372102	178.3	90	-54	300	75	87	12	0.94	Oxide zone
Including							75	77	2	1.8
Including							82	87	5	1.43
							91.4	101	9.6	0.97	Sulfide zone
							153	159	6	6.52
Including							153	155	2	9.24
Including							157	159	2	10.09
							250	252	2	2.43
KDD22-015	240708.8	1372302	176	90	-54	225	25	46	21	5.33	Oxide zone
Including							25	31	6	7.42
Including							39	46	7	9.11
							76	78	2	5.82	Sulfide zone
							85.5	88	2.5	1.17
							99	102.1	3.1	1.4
							135	141	6	3.31
							136	139	3	6.06
							162	172	10	0.51
KDD22-016	240670	1372101	176.3	90	-54	250	24	27	3	0.44	Oxide zone
							54	55	1	109.9
							129	141	12	9.49	Sulfide zone
Including							129	135	6	17.95
							149	155	6	3.21
							172	175	3	0.58
KDD22-017	240700.4	1372700	173.8	90	-54	312	14	35	21	1.19	Oxide zone
Including							15	18	3	5.62
							83	85	2	1.68	Sulfide zone
							115	117	2	0.73
							154	156	2	3.12
							215	220	5	1.06
KDD22-018	240789.6	1372301	174.2	90	-54	150	28	30	2	6.82	Oxide zone
							63	81	18	1.02	Sulfide zone
KDD22-019	240748.9	1372101	174.9	90	-54	172	60	80	20	3.32	Oxide zone
Including							60	66	6	9.03
							125	132	7	0.85	Sulfide zone
KDD22-020	240686.1	1372500	177.7	90	-54	275	18	29	11	1.86	Oxide zone
Including							25	26	1	17.4
							77	81	4	1.1	Sulfide zone
							99	103	4	2.2
							123	130	7	5.16
Including							123	125	2	16.58
KDD22-021	240766	1372500	176	90	-54	243	26	32	6	10.98	Oxide Zone
KDD22-022	240847.8	1372500	175.1	90	-54	174	40	46	6	1.22	Oxide zone
							61	67	6	1.03	Sulfide zone

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KDD22-0023	240780	1372700	176	90	-54	252	35	44	9	0.86	Oxide zone
							62	68	6	0.6	Sulfide zone
							73	78		1.26
KDD22-024	240860.3	1372700	178.5				31	45	14	2.3	Oxide zone
Including							31	34	3	6.42
							128	130	2	1.52	Sulfide zone
KDD22-025	240620	1372700	174	90	-54	303	158	169	11	0.61	Sulfide zone
							213	215	2	2.26
							252	269	17	1.42
Including							252	257	5	2.97
Including							265	268	3	3.24
KDD22-026	240606	1372500	178	90	-54	276	71.6	77.9	6.3	0.63	Sulfide zone
							102	106	4	12.9
Including							103	106	3	17.04
							157	170	13	0.47
							198	208	10	12.02
Including							205.1	206	0.9	119.3
KDD22-027	240646	1372500	178	90	-54	275	94	105	11	0.92	Sulfide Zone
Including							102.4	104.2	1.8	3.68
							171	174	3	1.09
KDD22-028	240741.1	1372700	175.471	90	-54	264	11	33	22	5.7	Oxide Zone
Including							19	22	3	31.13
Including							32	33	1	19.9
							63	65	2	12.65	Sulfide zone
							107	114	7	0.93
KDD22-029	240550	1372300	179.9	90	-54	276	54	57	3	1.03	Oxide zone
							73	76	3	21.35	Sulfide zone
							116	138	22	1.81
Including							120	124	4	6.12
							160	170	10	0.81
							192	210	18	0.77
KDD22-030	240723.2	1372500	176.9	90	-54	258	19	21	2	2.96	Oxide Zone
							45	63	18	4.29	Sulfide zone
Including							48	54	6	9.83
Including							61	63	2	8.32
							75	91	16	0.84
Including							86.3	88	1.7	6.67
							176.7	178.5	1.8	5.6
KDD22-031	240806	1372500	176	90	-54	210	NSV
KDD22-032	240819.6	1372700	178.6				11.5	21	9.5	0.62	Oxide zone
							45	56.5	11.5	1.83	Sulfide zone
Inclusion							49	50	1	14
							160	162	2	2
KDD22-033	240670.1	1372302	176.5	90	-54	250	26	51	25	5.32	Oxide zone
Including							26	40	14	9.1
Including							46	51	5	1.11
							51	83	32	1.66	Sulfide zone
Including							68	70	2	13.14
							156	177	21	1.9
KDD22-034	240519.8	1371902	177.2	90	-54	308	25	36	11	1.22	Oxide zone
							141	167	26	0.65	Sulfide zone
Including							152	162	10	1.32
							180	186	6	1.28
							206	209	3	1.65
							243	267	24	0.83
Including							246	251	5	2.18

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KDD22-035	240593.7	1371900	176.0	90	-54	250	26	28	2	4.91	Oxide zone
							65	69	4	0.94	Sulfide Zone
							101	105	4	0.84
							118	128	10	0.54
							157	160	3	4.42
Including							157	158	1	12.2
							177	210	33	0.41
KDD22-036	240678.7	1371900	175.0	90	-54	190	20	30	10	1.2	Oxide zone
							41	44	3	1.69
							64	74	10	1.9	Sulfide zone
Including							65	66	1	14.3
							166	190	24	1.66
Including							173	175	2	8.95
Including							185	187	2	4.37
KDD22-037	240760	1371900	173.0	90	-54	121	75.5	104	28.5	1.01	Sulfide zone
Including							80	82	2	4.44
KDD22-038	240560	1371900	176.0	90	-54	275	83	88	5	0.5	Sulfide zone
							107	117	10	0.72
							128.1	134	5.9	0.57
							154	160	6	0.77
							214	232	18	0.95
Including							222.5	229	6.5	1.87
KDD22-039	240640	1371900	175.0	90	-54	202.0	79	81	2	0.71	Sulfide zone
							90	97	7	0.79
Including							94	97	3	1.7
							121	123	2	2.55
KDD22-040	240720	1371900	173.0	90	-54	165	125	164	39	0.61	Sulfide Zone
Including							125	133	8	1.21
Including							151	157	6	1.14
KDD22-044	240552	1371300	138.0	90	-55	290	190	180	10	0.8	Sulfide zone
							279	284	5	2.04
KDD22-046	240602	1371300	139.1	90	-55	270	40	78	38	0.51	Oxide zone
Including							40	46	6	1.57
							89	100	11	1.1	Sulfide zone
							115	130	15	0.68
							137	147	10	0.53

Notes:

  Drill hole intercepts are calculated with a lower cut-off grade of 0.3 g/t Au and may contain lower grade intervals of up to 5 metres in core length.
  Assays intervals are reported uncapped, but high grade sub-intervals are highlighted.
  NSV - no significant values reported.
  Insufficient drilling has been completed to establish true widths of the mineralized intercepts, but these are estimated to be between 60-80% of the reported interval.

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TECHNICAL INFORMATION AND QUALITY CONTROL NOTES

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The Qualified Person ("QP") responsible for the supervision of the preparation, verification and review of the technical information in this release is Philippe Biron, P. Geo., Regional Senior Geologist, West Africa for IAMGOLD. Mr. Biron is a QP for the purposes of NI 43-101 with respect to the technical information being reported on.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo, Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP for the purposes of NI 43-101. The technical information has been included herein with the consent and prior review of the above noted QPs.

The sampling of, and assay data from, DDH core are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice and include the insertion of certified reference standards. Core samples from diamond drilling are collected from three diamond rigs, at generally one meter intervals, under the direct supervision of IAMGOLD geologists and field technicians. Core samples are sawed in half, with one half sent to the lab for prep and assay, and the other retained for reference purposes.

The assay samples were prepared and assayed at Bureau Veritas Analytical Laboratory in Bamako, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FA450). Samples which returned values greater than 10 g/t Au are being re-assayed using a gravimetric finish.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESOURCE ESTIMATES

References to mineral resources contained in this news release are based on the meaning given to such term in NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to start production towards the end of 2023. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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